Treasure Mountain, Inc.
                              1390 South 1100 East
                                    Suite 204
                           Salt Lake City, Utah 84105

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                        RULE 14F-1 PROMULGATED THEREUNDER

          NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

                                  July 19, 2004

      This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Treasure Mountain Holdings, Inc., a Nevada corporation (the "Company" or "Treasure Mountain"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder

      No vote or other action by our shareholders is required in response to this Information Statement. Proxies are not being solicited.

                                  INTRODUCTION

      Treasure   Mountain   entered  into  a  merger   agreement   and  plan  of
reorganization on July 8, 2004 (the "Merger Agreement") providing for:

      o the merger of Vyteris, Inc., a Delaware corporation ("Vyteris"), with a wholly-owned subsidiary of Treasure Mountain (the "Merger");

      o     Vyteris becoming a wholly-owned subsidiary of Treasure Mountain; and

      o all of the capital stock of Vyteris converting into the right to receive capital stock of Treasure Mountain.

Under the terms of the Merger Agreement, stockholders of Vyteris prior to the consummation of the Merger will own, after the consummation of the Merger, approximately 98% of the common stock of Treasure Mountain outstanding immediately after the Merger. In addition, holders of Vyteris preferred stock, warrants and options will receive substantially identical preferred stock, warrants and options granting the right to acquire additional shares of Treasure Mountain capital stock. Additionally, if the Merger is consummated, Treasure Mountain will grant warrants to current Treasure Mountain management covering a total of 1,500,000 shares of Treasure Mountain common stock.

      Stockholders of Treasure Mountain will not vote upon the Merger. As of July 8, 2004, there were 3,402,117 shares of Treasure Mountain common stock outstanding.

      The Merger Agreement provides that upon consummation of the Merger, the members of the Board of Directors of Vyteris immediately prior to the consummation of the Merger will become the directors of Treasure Mountain and the officers of Vyteris will become the officers of Treasure Mountain.

      Because of these changes in management, we are obligated by the federal securities laws to provide all shareholders of Treasure Mountain with information regarding the management of Vyteris. I have attached to this notice a memorandum, prepared by Vyteris, containing the information required to be provided to Treasure Mountain shareholders.

      Under the terms of the Merger Agreement, a wholly-owned subsidiary of Treasure Mountain will merge with and into Vyteris, upon which Vyteris will become a wholly-owned subsidiary of Treasure Mountain. Under the Merger Agreement, Treasure Mountain will issue all of its available authorized but unissued shares of common stock and will issue rights certificates evidencing the right to receive additional shares of common stock and preferred stock to the extent such shares currently are not authorized by Treasure Mountain. Such additional shares will be issued as soon as they are authorized following the Merger. Subsequent to the closing, Treasure Mountain intends to take appropriate actions to cause its stockholders to approve a reincorporation through a merger with a wholly-owned subsidiary incorporated in Delaware (effectively accomplishing a 1 for 10 reverse stock split, resulting in sufficient capital stock to honor the shares underlying the rights certificates) and approving a stock option plan. As a condition to closing, voting agreements are to be received from the controlling stockholders of Vyteris and Treasure Mountain to vote their shares in favor of these post-closing actions.

      The Merger Agreement is subject to several conditions, including the completion of a pending financing by Vyteris, approval by Vyteris' stockholders and the receipt of fairness opinions by the boards of directors of both Treasure Mountain and Vyteris. There can be no assurance that these conditions will be satisfied or that the Merger will be consummated.

      Vyteris, a Delaware corporation headquartered in Fair Lawn, New Jersey, has developed and produced a pre-filled, active transdermal drug delivery system that delivers drugs through the skin comfortably, without needles. On May 6, 2004, Vyteris received approval from the U.S. Food and Drug Administration to commercially launch its first product, the LidoSite(R) Topical System. LidoSite is a topical delivery system indicated for use on normal intact skin to provide local anesthesia for needle stick procedures such as injections and intravenous therapies as well as superficial dermatological procedures. Vyteris has not yet begun commercial sales of its LidoSite product. A more thorough description of Vyteris follows.

                                        By Order of the Board of Directors


                                        /s/ Lane Clissold
                                        ----------------------------------------
                                        Lane Clissold
                                        Secretary

Dated: July 19, 2004

                                   MEMORANDUM

To:      Shareholders of Record of Treasure Mountain Holdings, Inc.

From:    Vyteris, Inc.

Re:      14(f) Notice

Date:    July 19, 2004

      Vyteris, Inc., a Delaware corporation ("Vyteris"), hereby provides the following information to shareholders of Treasure Mountain. Terms defined in Lane Clissold's cover notice shall have the same meanings in this memorandum.

                        EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

      The following table identifies the executive officers of Vyteris, their ages as of May 31, 2004 and their current positions within Vyteris. Each of the listed persons will have the same positions with Treasure Mountain upon consummation of the Merger.

Name                          Age     Position
----                          ---     --------
Vincent De Caprio, Ph.D.      53      Chief Executive Officer, President and
                                      Vice Chairman of the Board of Directors

Michael McGuinness            50      Chief Financial Officer

James Garrison                44      Vice President of Business Development

C. Gregory Arnold             56      Vice President of Manufacturing and
                                      Process Development

      Vincent De Caprio, Ph.D., Chief Executive Officer (June 2004 to present), President (November 2000 to present) and Vice Chairman of the Board of Directors (November 2000 to present) of Vyteris, joined Vyteris in November 2000 after spending 23 years at Becton, Dickinson and Company, a diversified medical products company, including serving as Senior Vice President and General Manager (1999-2000), Senior Vice President and Chief Technology Officer (1996-1999) and Senior Vice President, Planning and Technology (1995-1996) of Becton, Dickinson and Company. Prior to that time, he served as sector president of the Becton, Dickinson and Company Technique Products Group (1994-1995), where he operated as the CEO of four divisions with over 3,000 employees, multiple manufacturing locations and numerous worldwide sales offices. He was also President of the Becton, Dickinson and Company Vascular Access Business. Dr. De Caprio received a B.S.E.E. from the Newark College of Engineering (New Jersey Institute of Technology), and an MS and Ph.D. in bioengineering from the Polytechnic Institute of New York (Polytechnic University).

      Michael McGuinness joined Vyteris in September 2001 and has served as Chief Financial Officer since that time. Mr. McGuinness has 27 years of finance and accounting experience with large multinational operations, medium sized public companies and small, early stage companies. From 1998 to 2001, he was the Chief Financial Officer and a member of the board of directors of EpiGenesis Pharmaceuticals, Inc., a privately-held biotechnology company, where he was a member of the negotiating team on two licensing and development agreements and was instrumental in managing the growth from six to 40 employees. Prior to that time, he was the Chief Financial Officer of BlueStone Capital Partners, an investment bank and broker/dealer, and was the principal accounting officer of Health-Chem Corporation, an American Stock Exchange listed company. Mr. McGuinness received a BBA in public accounting from Hofstra University and became certified as a public accountant in New York State in 1984. Mr. McGuinness's CPA license is currently inactive.

      James Garrison joined Vyteris at its inception in November 2000 and has served as Vice President of Business Development since that time. From 1996 to November 2000 Mr. Garrison was Director of Business Development for Becton, Dickinson and Company Transdermal Systems Group. Prior to that time, he served as Manager of Business Development for Zambon Group SpA's U.S. operations. Prior to working for Zambon, he held a variety of positions in research and marketing at American Cyanamid, Citicorp, NA, and JP Morgan. Mr. Garrison received a BA in English from Rhode Island College, a Masters of Information Services from
Rutgers University and a Masters of Business Administration from Seton Hall University.

      C. Gregory Arnold, Vyteris' Vice President of Manufacturing and Process Development, joined Vyteris in November 2002. From 1993 to 2002 he was the executive director of Transdermal Development for Watson Pharmaceuticals (Theratech), and was responsible for managing manufacturing scale-up and facility validation for the commercial launch of two transdermal products. Prior to his employment with Watson, he was the Vice President of Operations for
Cygnus Therapeutic Systems, where he managed manufacturing scale-up and facilities validation for the commercial introduction of a transdermal product. Previously, he was Manager of Product Development for Ciba-Geigy Corporation where he managed manufacturing scale-up and facilities validation for commercial launches of two transdermal products. Mr. Arnold received a BS in Industrial Engineering from The Pennsylvania State University.

Board of Directors

      The following table identifies the directors of Vyteris and their ages as of May 31, 2004. Each of the listed persons is expected to serve on the Board of Directors of Treasure Mountain upon consummation of the Merger. Biographical information is presented below the table for all of the directors other than Dr. De Caprio, whose biographical information is presented above.

 Name                                          Age
 ----                                          ---
 Donald F. Farley                               61
 Vincent De Caprio, Ph.D.                       53
 Paul Citron                                    56
 David DiGiacinto                               50
 Harold Paz, M.D.                               49
 Jack Reich, Ph.D.                              55
 Solomon Steiner, Ph.D.                         66

      Donald F. Farley, chairman of Vyteris' Board of Directors, has served as a member of the Vyteris Board since its inception in November 2000. He is the chief executive officer of Spencer Trask Specialty Group, LLC, an investment firm which is Vyteris' controlling stockholder ("STSG") and an affiliate of Treasure Mountain's controlling stockholder, focused on investing in emerging and development companies in specialty chemicals, food ingredients and health care. Prior to joining STSG in 1998, Mr. Farley spent more than 30 years at Pfizer (a diversified health care company), most recently serving as President of Pfizer Consumer Health Care (from 1996 to 1998) and President of Pfizer Food Science Group (from 1993 to 1996). Mr. Farley received a BS in Chemical
Engineering from the University of Rhode Island and a Masters of Business Administration from the University of Hartford.

      Paul Citron has served as a member of the Vyteris Board of Directors since April 2001. Until his recent retirement in 2003, Mr. Citron was Vice President of Technology Policy and Academic Relations for Medtronic, Inc., a medical technology company, where he worked in various management positions beginning in 1972. Prior to that time, he was Corporate Vice President of Science and Technology for Medtronic. He is a founding fellow of the American Institute of Medical and Biological Engineering (AIMBE) and has twice won the American College of Cardiology Governor's Award for Excellence. He received a BS in Electrical Engineering from Drexel University and an MS in Electrical Engineering from University of Minnesota.

      David DiGiacinto has served as the Secretary of Vyteris and a member of the Board of Directors since its inception in November 2000. He has been a Senior Managing Director of STSG since April 2000. From December 1982 to March 2000, he worked at Pfizer in various positions including sales, marketing, business development and general management in the Chemical/Food Science and Consumer Health Care Groups. He holds a BS in Engineering from the U.S. Military Academy at West Point.

      Harold Paz, M.D. has served as a member of the Vyteris Board of Directors since April 2001. Since 1995, he has served as the dean of the Robert Wood Johnson Medical School, University of Medicine and Dentistry of New Jersey. He has also served as the chief executive officer of the Robert Wood Johnson University Medical Group since 1994. Dr Paz is a diplomate of the American Boards of Medical Examiners, Internal Medicine, Pulmonary Medicine and Critical Care Medicine. He received a BA in Biology and Psychology from the University of Rochester, an MS in Life Science Engineering from Tufts University and an M.D. from the University of Rochester School of Medicine and Dentistry.

      Jack Reich, Ph.D. has served as a member of the Vyteris Board of Directors since December 2002. Dr. Reich has been an independent consultant since June 2002. Prior to that, he was a co-founder and Chief Executive Officer (March 1999 to June 2002) and director of Collateral Therapeutics, Inc., a developer of non-surgical gene therapy products to promote and enhance angiogenesis that was acquired by Schering AG in 2002. Dr. Reich received a BA in Biology from Washington and Jefferson College, a BS in Pharmacy from Creighton University, an MS in Hospital Pharmacy Administration from Temple University, and a Ph.D. in Pharmaceuticals-International Pharmaceutical Administration from Temple University.

      Solomon Steiner, Ph.D has served as a member of the Vyteris Board of Directors since December 2002. Dr. Steiner is founder, Chairman of the Board and Chief Executive Officer of Global Positioning Group, a pharmaceutical consulting company, where he has served since October 2002. Dr. Steiner founded Pharmaceutical Development Corporation ("PDC"), a company developing novel drug delivery technology, in 1991, and is an inventor of its Technosphere(TM) drug delivery system and MedTone(TM) dry powder inhaler. Dr. Steiner served as PDC's chief executive officer and chairman of the board of directors from 1991 until October of 2002 when it merged with MannKind Corporation. Prior to his employment with PDC, he was a founder and the Chief Executive Officer of Emisphere Technologies, Inc., a publicly-traded drug delivery company (1985-1990). Dr. Steiner received a BA and a Ph.D. from New York University.

Board Committees

      Vyteris' Board of Directors has two standing committees: an audit committee and a compensation committee.

      Messrs. Citron, DiGiacinto and Paz are members of the Vyteris audit committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. Mr. DiGiacinto serves as chairman of the Vyteris audit committee. The audit committee recommended and the Vyteris Board appointed Ernst & Young, LLP to audit Vyteris' financial statements and to perform services as independent accountants, including reviewing year-end operating results with management. During 2003, the audit committee held one meeting. The Vyteris Board of Directors has not adopted a written charter for its audit committee. Inasmuch as Mr. DiGiacinto is an employee of STSG, he would not satisfy the definition of independence established by NASDAQ in Section 4200(15) of its Marketplace Rules. Messrs. Citron and Paz would satisfy that definition.

      The Vyteris compensation committee consists of Messrs. Farley, Steiner and Reich, with Mr. Farley serving as chairman. The compensation committee reviews, recommends and approves compensation for executive officers and other senior level employees, and administers benefit and compensation plans. The Vyteris Board of Directors has not adopted a written charter for its compensation committee. During 2003, the compensation committee held two meetings.

      Vyteris' Board of Directors does not have a nominating committee. To date, one stockholder - STSG - has beneficially owned a substantial majority of Vyteris' outstanding voting stock. Given the control that that stockholder has held over the election process, the Vyteris Board has operated with the view that it is appropriate not to maintain a separate nominating committee. Accordingly, the role of a nominating committee has been performed by the entire Board.

      Vyteris' Board of Directors conducted five meetings during 2003. No director currently on Vyteris' Board of Directors attended less than 75% of the Board and committee meetings that he was required to attend.

      The Vyteris Board of Directors has not established a procedure that enables stockholders to communicate in writing with members of the Board. As Vyteris has been a private corporation with a limited number of stockholders and has been effectively controlled by STSG and related parties from its inception, it was concluded that it was appropriate for the Board not to establish such a procedure. The Vyteris Board has no policy with respect to the attendance of Board members at annual meetings of stockholders.

Audit Committee Matters

      In connection with the preparation of Vyteris' 2003 year-end audited financial statements:

      (1) the Vyteris audit committee reviewed and discussed the audited financial statements with Vyteris' management;

      (2) the Vyteris audit committee discussed with Vyteris' independent auditors the matters required to be discussed by SAS 61; and

      (3) the Vyteris audit committee received and reviewed the written disclosures and the letter from Vyteris' independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with Vyteris' independent auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence.

Employment Agreements and Management Compensation

      Vincent De Caprio, Ph.D. In June 2004 Vyteris entered into an employment agreement with Vincent De Caprio, Ph.D., its Chief Executive Officer, President and Vice-Chairman. The agreement expires on December 31, 2005 and may be automatically extended for successive one year periods until either Dr. De Caprio or Vyteris provides written notice of termination at least 180 days prior to the end of the initial term or any renewal term. Under the terms of the agreement, Dr. De Caprio is entitled to receive a minimum base salary of $280,000 and annual cash bonuses of up to 60% of base salary, subject to the achievement of certain revenue objectives and strategic milestones. Dr. De Caprio's employment agreement requires Vyteris to grant him options from time to time to maintain his ownership of Vyteris stock at 4% of Vyteris' stock, on a fully-diluted, as-converted basis, after each financing transaction effected by Vyteris since March 31, 2004, up to and including a total of $27 million, and in which Vyteris receives cash proceeds in exchange for the issuance of its common stock or a security convertible into, exchangeable for or exercisable for shares of common stock. The agreement contains provisions prohibiting the non-solicitation of employees and clients, a confidentiality provision and a non-competition provision.

      James Garrison. In December 2003 Vyteris entered into an employment agreement with James Garrison, its Vice President of Business Development. The agreement expires on December 31, 2005, and may be automatically extended for successive one-year terms until either Mr. Garrison or Vyteris provides written notice of termination at least 180 days prior to the end of the initial term or any renewal term. Under the terms of the agreement, Mr. Garrison is entitled to receive a minimum base salary of $150,000 and annual cash bonuses of up to 30% of base salary. Mr. Garrison's qualification for receiving bonuses is based on achievement of Vyteris' operating plan, budgets and strategic development milestones, as established by Vyteris' Board of Directors.

      If Mr. Garrison's employment with Vyteris is terminated by Vyteris without cause, or by Mr. Garrison for good reason, Mr. Garrison is entitled to receive his base salary for a period of six months from the date of termination, as well as all earned but unpaid salary and bonus for the period prior to termination. If Mr. Garrison's employment with Vyteris is terminated by Vyteris for cause, or by Mr. Garrison without good reason, Vyteris has no obligation to pay any further compensation, other than accrued but unpaid salary and bonus through the date of termination. Mr. Garrison's employment agreement also prohibits him from competing with Vyteris or interfering with Vyteris' relationships with its customers, vendors or employees for a period of six months after his employment is terminated for any reason. Under his employment agreement, Mr. Garrison is also bound to keep certain information confidential and to assign to Vyteris any intellectual property developed by him during the term of his employment.

      The following table contains information regarding the base salary Vyteris expects to pay to and the cash bonuses that could be earned by Dr. De Caprio, Mr. McGuinness and Mr. Garrison during 2004:

Name and Title                                       Salary             Bonus
--------------                                     ---------         ----------

Vincent De Caprio,  Ph.D., Chief Executive          $280,000        $168,000(1)
    Officer,  President  and Vice Chairman
    of the Board of Directors

Michael McGuinness, Chief Financial                 $180,000        $ 60,000(1)
    Officer

James   Garrison,    Vice   President   of          $160,000        $ 48,000(1)
    Business Development

----------

(1) Target bonus amount.

      The following table sets forth the total cash and non-cash compensation that Vyteris paid or accrued during the years ended December 31, 2003, 2002 and 2001 with respect to Donald Farley, and the individuals who, during 2003, were the four other most highly compensated executive officers of Vyteris. The principal components of these individuals' current cash compensation are the annual base salary and bonus included in the Summary Compensation Table. We have also described below and above other compensation these individuals received under employment agreements and Vyteris' stock incentive plan. We refer to the persons identified in the table below as the "named executive officers".

                           Summary Compensation Table

                                                        Annual                          Long Term
                                                     Compensation                     Compensation
                                            ---------------------------------------------------------
                                                                                          Number of
                                                                                          Securities
                                                                                          Underlying
                                                                                         Options/SARs
Name and Principal Position                 Year         Salary ($)        Bonus ($)(1)     (#)(2)
---------------------------                 ----         ----------        ------------  ------------
Donald Farley,                              2003               --                  --        12,500
 Chairman of the Board                      2002               --                  --         6,250
                                            2001               --                  --            --

Vincent De Caprio, Ph.D.,                   2003          250,000             122,500             0
President and Vice Chairman (3)             2002          250,000             125,000        37,500
                                            2001          250,000             100,000             0

Michael McGuinness,                         2003          167,193              32,300        21,250
Chief Financial Officer                     2002          152,500              23,000        25,000
                                            2001           47,000               7,000        37,500

James Garrison,                             2003          150,000              45,000        10,625
Vice President of Business Development      2002          128,000              25,600        31,250
                                            2001          108,000              16,200             0

C. Gregory Arnold,                          2003          175,000              10,000        31,250
 Vice President, Manufacturing
and Product Development (4)                 2002           20,200                   0             0

----------

(1) Bonuses for 2003 include some bonuses that were earned in 2003 but were not paid until 2004. Bonuses for 2002 include some bonuses that were earned in 2002 but were not paid until 2003. Bonuses for 2001 include some bonuses that were earned in 2001 but were not paid until 2002.
(2) Options granted to Messrs. De Caprio, McGuinness, Garrison and Farley during 2002 were canceled in 2004.
(3) Mr. McGuinness joined Vyteris in September 2001. Mr. McGuinness also received a retention bonus for 2003 of $22,500 which could only be used for the exercise of stock options; such bonus was used in 2004 for the purchase of 37,500 shares of common stock.
(4)   Mr. Arnold joined Vyteris in November 2002.

      The following table presents certain information regarding stock options granted to the named executive officers during 2003 under Vyteris' stock incentive plan.

                                                        Potential Realizable
                                                        Stock Price Value at
                                                        Assumed Appreciation
                                                        Annual Rates for Option
                                                        Term(1)
                               Individual Grants

------------------------------------------------------------------------------------------------------------
Name                 Number of
                     Securities      Percentage
                     Underlying      of Total
                     Options         Options        Exercise       Expiration          5%           10%
                     Granted (#)     Granted to     Price ($)      Date                ($)          ($)
                                     Employees
------------------------------------------------------------------------------------------------------------
D. Farley                12,500          4.8%           $0.80         6/30/13       6,288.75     15,937.50
------------------------------------------------------------------------------------------------------------
V. De Caprio               0             0.0%            N/A            N/A             0            0
------------------------------------------------------------------------------------------------------------
M. McGuinness            21,250          8.1%           $0.80         12/31/13      10,690.88    27,093.75
------------------------------------------------------------------------------------------------------------
J. Garrison              10,625          4.0%           $0.80         12/31/13      5,345.44     13,546.88
------------------------------------------------------------------------------------------------------------
C. Arnold                31,250          11.9%          $0.80           (2)         15,721.88    39,843.75
------------------------------------------------------------------------------------------------------------

      (1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. These amounts represent assumed rates of appreciation in the value of Vyteris' common stock from the estimated fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of Vyteris common stock or, if the Merger is consummated, Treasure Mountain common stock. The amounts reflected in the table may not necessarily be achieved.

      (2) Options to purchase 25,000 shares of common stock expire 6/30/13; options to purchase 6,250 shares of common stock expire 12/31/13.

      The following table presents information regarding the number of stock options held by the named executive officers at December 31, 2003. None of the stock options listed in the table were in-the-money at December 31, 2003.

                   Number of Shares Underlying Unexercised         Value of Unexercised In-the-Money
                        Options at Fiscal Year-end (#)              Options at Fiscal Year-end ($)
                   -------------------------------------------- ------------------------------------
Name                Exercisable           Unexercisable            Exercisable        Unexercisable
----                -----------           -------------            -----------        -------------
D. Farley                 1,111              14,723                       N/A               N/A
V. De Caprio                  0              37,500                       N/A               N/A
M. McGuinness            25,000              37,500                       N/A               N/A
J. Garrison                   0              41,875                       N/A               N/A
C. Arnold                     0              31,250                       N/A               N/A

      None of the named executive officers exercised any stock options during 2003.

Limitation of Liability and Indemnification Obligations

      Pursuant to the provisions of Vyteris' Certificate of Incorporation, By-laws and Delaware law, directors of Vyteris are not personally liable to Vyteris or its shareholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or any transaction in which a director has derived an improper personal benefit.

      Vyteris' By-laws provide for indemnification against liabilities of its directors, officers, employees and agents, and any person who serves at Vyteris' request, as a director, officer, employee, member or agent of another corporation, partnership, or other enterprise as provided by Delaware law. Vyteris' obligation to indemnify the individuals described above is limited to those instances in which the individual acted in good faith in the transaction which is the subject of the lawsuit, and in a manner he or she reasonably believed to be in, or not opposed to, Vyteris' best interests. In the case of a suit brought by or in the right of Vyteris against any of the above-described individuals, such individuals will not be indemnified to the extent they have been found liable for gross negligence or willful misconduct, unless the court involved determines that such individuals are entitled to indemnification. This obligation requires Vyteris to indemnify these individuals or entities against certain liabilities, including attorneys' fees, which may arise by reason of their status with or service for Vyteris. In connection with Vyteris' indemnification obligation, Vyteris may advance expenses to these individuals as they are incurred, provided that they provide a suitable undertaking to repay those advances in certain circumstances. Vyteris also maintains directors' and officers' insurance to cover such individuals.

                 Certain Relationships and Related Transactions

Overview

      Vyteris was incorporated in Delaware in July 2000 by STSG. In November 2000, Vyteris purchased assets from Becton Dickinson comprising Becton Dickinson's iontophoresis drug delivery products and related research and development program, as well as related patents, patent applications and other intellectual property (the "Acquisition"). Vyteris has material relationships with STSG, its related parties and with Becton Dickinson.

Certain Relationships with STSG and its Related Parties

      The Acquisition

      STSG provided the financing for the Acquisition. In consideration of its initial capital contribution of $9,000,000 made at the time of the Acquisition in November 2000, STSG acquired 1,500,000 shares of Vyteris common stock and 3,000,000 shares of Vyteris' Series B Convertible Preferred Stock, all of which shares of preferred stock were subsequently sold back to Vyteris for nominal consideration and cancelled pursuant to a transaction referred to below as the "Recapitalization." In connection with the Acquisition, STSG transferred 83,333 and 16,667 shares of common stock held by it to Dr. De Caprio and Mr. Garrison, respectively.

      Debt Financings

      After Vyteris utilized the capital contributed by STSG in the Acquisition, Vyteris was largely dependent upon STSG for its financing. Between November 2001 and December 2003, STSG and its related parties provided Vyteris with an aggregate amount of debt financing equal to $25,900,000 (principal and accrued and unpaid interest calculated through March 31, 2004). On March 31, 2004,
Vyteris consummated a recapitalization in which it issued to STSG, and to a trust beneficially owned by Donald Farley, Vyteris' Chairman of the Board, in the aggregate, 23,000,000 shares of Vyteris' common stock, 7,500,000 shares of a newly-designated Series C Convertible Preferred Stock and other nominal consideration, in exchange for $20,350,000 in aggregate principal amount of 8% convertible secured promissory notes, $2,900,000 principal amount of 8% secured promissory notes (collectively the "STSG Notes"), $2,615,000 of accrued and unpaid interest as of March 31, 2004 on the STSG Notes, 3,000,000 shares of Vyteris' Series B Convertible Preferred Stock and the cancellation of warrants held by STSG to purchase 2,035,000 shares of our common stock. We refer to this transaction as the "Recapitalization."

      During February 2004, Vyteris issued secured promissory notes in the aggregate principal amount of $1,000,000 to STSG and related parties of STSG and Spencer Trask Ventures, Inc. ("Spencer Trask Ventures"). Each of these notes matures 120 days from its respective date of issuance and bears an annual interest rate of 12%, which is payable on maturity, and is convertible into common stock, at the option of the holders under certain circumstances. During May 2004, $500,000 in principal amount of these notes was converted into the Bridge Notes described below. STSG continues to hold $500,000 of these notes. The remaining $500,000 of principal amount of such notes was due on June 26, 2004 and has been paid in full.

      The Bridge Financing

      In March, April and May of 2004, Vyteris issued $8,497,500 in 8% secured convertible notes, which mature on December 31, 2004 in a private placement managed by Spencer Trask Ventures as Vyteris' sole placement agent. Spencer Trask Ventures is an affiliate of STSG. We refer to this private placement as the "Bridge Financing" and to the notes issued in the Bridge Financing as the "Bridge Notes". Vyteris issued warrants to investors to purchase 4,248,750 shares of its common stock, at an exercise price of $1.00 per share, in connection with the issuance of the Bridge Notes. Spencer Trask Ventures received placement fees and non-accountable expense allowances of $1,039,675 and warrants to purchase 2,549,250 shares of Vyteris' common stock, at an exercise price of $1.00 per share, as compensation for acting as placement agent for the Bridge Financing. Upon closing of a pending financing by Vyteris (the "Offering"), the principal amount of the Bridge Notes will automatically convert into shares of Vyteris' common stock at a conversion price equal to the lower of
(a) $1.00 and (b) the price per share of an equity security sold prior to conversion (subject to certain exceptions); provided, however, each Bridge Note holder may elect to convert the principal amount of its Bridge Note into shares of Vyteris' common stock and warrants identical to those contained in the units offered in the Offering at a conversion price equal to 85% of the offering price in the Offering.

      As part of the Bridge Financing, Vyteris agreed that in the event that Spencer Trask Ventures introduces Vyteris to a third party which may be interested in engaging in a business combination or financing arrangement with Vyteris, which may include a merger or purchase of some or all of the stock or assets of Vyteris, an investment in the securities of Vyteris or a loan to Vyteris, Spencer Trask Ventures will be paid a finder's fee of 7% of the first $1,000,000 or portion thereof of the consideration paid in such transaction; plus; 6% of the next $1,000,000 or portion thereof of the consideration paid in such transaction; plus 5% of the next $5,000,000 or portion thereof of the consideration paid in such transaction; plus 4% of the next $1,000,000 or portion thereof of the consideration paid in such transaction; plus 3% of the next $1,000,000 or portion thereof of the consideration paid in such transaction; plus 2.5% of any consideration paid in such transaction in excess of $9,000,000. Such finder's fee will not be applicable to an investment by STSG and/or its related parties.

      STSG and its related parties will beneficially own over 96% of Vyteris outstanding capital stock immediately prior to the closing of the Offering and will beneficially own approximately 54.6% of Vyteris' outstanding capital stock upon closing of the Offering (assuming that gross proceeds of $25 million are raised in the Offering) and immediately prior to the consummation of the Merger.

Relationship with Becton Dickinson

      In connection with the Acquisition, Vyteris issued 333,333 shares of Vyteris' Series A Convertible Preferred Stock (convertible into 83,333 shares of Vyteris common stock) and 166,667 shares of Vyteris common stock to Becton Dickinson and assumed certain liabilities under contracts transferred from Becton Dickinson to Vyteris. Until May 2001, Becton Dickinson had a contractual right to designate a member of Vyteris' Board of Directors and a designee of Becton Dickinson served as a board member until that time.

      In connection with the Acquisition, Becton Dickinson agreed to treat and hold as confidential for five years all confidential information relating to the operations and affairs of the business that Vyteris purchased. Additionally, for five years Becton Dickinson agreed not to sell, manufacture, develop, license or lease any iontophoresis system anywhere in the world, or create, develop or implement a business plan or strategy for a business that would, directly or indirectly, sell, manufacture, develop, license or lease any iontophoresis system anywhere in the world.

      Vyteris is required to pay Becton Dickinson a royalty in respect of sales of each iontophoresis product stemming from intellectual property received by Vyteris from Becton Dickinson in the Acquisition. For each such product, on a country-by-country basis, that obligation continues for the later of 10 years after the date of the first commercial sale of such product in a country and the date of the original expiration of the last-to-expire patent related to such product granted in such country. The royalty, which is to be calculated semi-annually, will be equal to the greater of 5% of all direct revenues, as defined below, or 20% of all royalty revenues, with respect to the worldwide sales on a product by product basis. No royalties will be earned by Becton Dickinson prior to November 10, 2005. "Direct revenues" are the gross revenues actually received by Vyteris from the commercial sale of any iontophoresis product, including upfront payments, less amounts paid for taxes, duties, discounts, rebates, freight, shipping and handling charges or certain other expenses. "Royalty revenues" are the gross revenues actually received by Vyteris from any licensing or other fees directly relating to the licensing of any iontophoresis product, including upfront payments, less amounts paid for taxes, duties, discounts, rebates, freight, shipping and handling charges and certain other expenses.

      Under the Acquisition agreement, Vyteris agreed to hold Becton Dickinson harmless against damages arising from any breach of the representations, warranties, agreements and covenants made by Vyteris in that agreement, and assumed certain liabilities, including liabilities under environmental laws. Vyteris' indemnification obligations generally lasted for two years, although indemnification obligations with respect to certain representations and warranties made by Vyteris in the Acquisition agreement will last for the applicable statute of limitations period, which will be longer than two years.

      In connection with the Acquisition, Vyteris entered into a sublease agreement with Becton, Dickinson with respect to Vyteris' 27,000 square-foot, Fair Lawn, New Jersey, facility. Vyteris pays to Becton Dickinson $23,500 per month in base and additional rent. For the years ended December 31, 2001, 2002 and 2003, Vyteris paid Becton Dickinson $327,000, $292,000 and $301,300, respectively, under the sublease. The sublease expires in September 2006.

      In July 2003, Becton Dickinson purchased a $500,000 principal amount 8% convertible promissory note from Vyteris. The note matured on July 1, 2004. Warrants to purchase 50,000 shares of common stock at an exercise price of $4.00 per share were issued to Becton Dickinson in connection with its purchase of that note.

                  PRINCIPAL STOCKHOLDERS AND CHANGE IN CONTROL

      The following table sets forth certain information regarding the beneficial ownership of Vyteris' capital stock as of May 31, 2004 by (i) each person who is known to Vyteris to be the beneficial owner of more than 5% of the outstanding shares of any class of Vyteris' capital stock; (ii) each of Vyteris' directors and executive officers; and (iii) all of Vyteris' directors and executive officers as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of Vyteris, Inc, 13-01 Pollitt Drive, Fair Lawn, New Jersey 07410. This table reflects such ownership both before and after the Offering, but does not reflect the issuance of certain warrants to be issued in connection with the Offering. In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by such person under options or warrants exercisable within 60 days of May 31, 2004 are deemed beneficially owned by such person and are deemed outstanding for purposes of determining the total number of outstanding shares for such person and are not deemed outstanding for such purpose for all other stockholders.

                                                                         Prior to          After
Name of Beneficial Owner                           AMOUNT               Offering (%)    Offering (%)
------------------------                        ------------           ------------    ------------
Spencer Trask Specialty Group, LLC (1)          29,275,815               96.44             54.58
Vincent De Caprio (2)                              210,833                   *                 *
Michael McGuinness (3)                             134,000                   *                 *
James Garrison (4)                                 105,751                   *                 *
Donald Farley (5)                                  389,768                1.44                 *
Paul Citron (6)                                     16,333                   *                 *
David DiGiacinto (6)                                16,333                   *                 *
Harold Paz (6)                                      16,333                   *                 *
Jack Reich (6)                                       8,125                   *                 *
Solomon Steiner (7)                                 83,125                   *                 *

Directors and Officers                             980,601                3.55              1.86
   as a group (9 persons)(8)

----------
* Represents less than one percent

(1) On a pre-Offering basis, consists of (a) 24,124,060 shares of Vyteris common stock outstanding, (b) 1,852,505 shares of Vyteris common stock into which 7,410,022 outstanding shares of Vyteris Series C Convertible Preferred Stock are initially convertible, (c) 2,549,250 shares of Vyteris common stock issuable upon the exercise of warrants held by an affiliate of STSG, (d) 500,000 shares of Vyteris common stock into which $500,000 principal amount of 8% Secured Convertible Notes due June 26, 2004 are convertible and (e) 250,000 shares of Vyteris common stock issuable upon exercise of warrants. On a Post-Offering basis, consists of 24,624,060 shares of Vyteris common stock outstanding, (b) 1,852,505 shares of common stock into which the 7,410,020 outstanding shares of Series C Convertible Preferred Stock are initially convertible, (c) 2,549,250 shares of Vyteris common stock issuable upon the exercise of warrants held by an affiliate of STSG, (d) 1,666,667 shares of Vyteris common stock issuable upon exercise of warrants to be issued to an affiliate of STSG and (e) 250,000 shares of Vyteris common stock issuable upon exercise of warrants.

(2) Consists of (a) 83,333 shares of Vyteris common stock outstanding, (b) 85,000 shares of Vyteris common stock into which $85,000 principal amount of the Bridge Notes are convertible and (c) 42,500 shares of Vyteris common stock issuable upon the exercise of warrants.

(3) Consists of (a) 37,500 shares of Vyteris common stock outstanding and (b) 96,500 shares of Vyteris common stock which are issuable upon the exercise of stock options.

(4) Consists of (a) 16,667 shares of Vyteris common stock outstanding and (b) 89,084 shares of Vyteris common stock which are issuable upon the exercise of stock options.

(5) Consists of (a) 275,940 shares of Vyteris common stock outstanding, (b) 22,495 shares of Vyteris common stock into which 89,980 outstanding shares of Series C Convertible Preferred Stock are initially convertible, (c) 16,333 shares of Vyteris common stock which are issuable upon the exercise of stock options, (d) 50,000 shares of Vyteris common stock into which $50,000 principal amount of Bridge Notes are convertible and (e) 25,000 shares of Vyteris common stock issuable upon the exercise of warrants. Mr. Farley disclaims beneficial ownership with respect to securities owned of record by STSG and its affiliates, as he has no pecuniary interest in such shares.

(6)  Consists  of shares of Vyteris  common  stock  issuable  upon  exercise  of options. Mr. DiGiacinto disclaims beneficial ownership with respect to securities owned by STSG and its affiliates, as he has no pecuniary interest in such shares.

(7) Consists of (a) 8,125 shares of Vyteris common stock issuable upon exercise of options, (b) 50,000 shares of Vyteris common stock into which $50,000 principal amount of Bridge Notes are convertible and (c) 25,000 shares of Vyteris common stock issuable upon the exercise of warrants.

(8) On a pre-Offering basis, consists of (a) 434,253 shares of Vyteris common stock outstanding, (b) 22,495 shares of Vyteris common stock into which 89,980 outstanding shares of Series C Convertible Preferred Stock are initially convertible (c) 185,000 shares of Vyteris common stock into which $185,000 principal amount of 8% Secured Convertible Notes due December 31, 2004 are convertible (d) 92,500 shares of Vyteris common stock issuable upon the exercise of warrants and (e) 267,166 shares of Vyteris common stock which are issuable upon the exercise of stock options. On a Post-Offering basis, consists of (a) 619,253 shares of Vyteris common stock outstanding, (b) 22,495 shares of common stock into which 89,980 outstanding shares of Series C Convertible Preferred Stock are convertible; (c) 92,500 shares of common stock issuable upon the exercise of warrants; and (d) 267,166 shares of common stock which are currently issuable upon the exercise of warrants

      Upon consummation of the Merger, Vyteris will become a wholly-owned subsidiary of Treasure Mountain. Prior to the consummation of the Merger, Treasure Mountain will be controlled by an affiliate of STSG. Upon consummation of the Merger, Treasure Mountain will be controlled by STSG and its affiliates.